SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-9


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                    AMERICAN RETIREMENT VILLAS PROPERTIES II,
                        A CALIFORNIA LIMITED PARTNERSHIP
                            (Name of Subject Company)


                        MACKENZIE PATTERSON FULLER, INC.
                              MP VALUE FUND 6, LLC
                      (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)



                       (CUSIP Number of Class Securities)


                                   Glen Fuller
                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                                 (800) 854-8357

                                    Copy to:

                              Chip Patterson, Esq.
                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                                 (800) 854-8357

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

Item 1. Subject Company Information.

         The name of the subject company is American Retirement Villas Properties II, A California Limited Partnership (the "Partnership"). The address of its principal executive office is 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626. The phone number of its principal executive office is (714) 751-7400. The general partner of the Partnership is ARV Assisted Living, Inc. (the "General Partner").

         The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Partnership's units of limited partnership interest (the "Units"). According to the Form 10-Q filed by the Partnership on May 17, 2004, there were 35,020 Units outstanding as of March 31, 2004.

Item 2. Identity and Background of Filing Person.

         (a) Name and Address of Person Filing this Statement.

         The filing persons are MacKenzie Patterson Fuller, Inc. ("MPF") and MP Value Fund 6, LLC ("MP Value Fund 6," collectively, the "Filing Persons"). MPF is the manager of MP Value Fund 6, which owns Units in the Partnership. The business address of the Filing Persons is 1640 School Street, Moraga, California 94556. The business telephone number of the Filing Persons is (800) 854-8357.


         (b) Tender Offer of the Bidder.

         This Statement relates to the Tender Offer Statement on Schedule TO (the "Initial Schedule TO") filed with the Securities and Exchange Commission (the "SEC") on January 21, 2004, by ARVP II Acquisition, L.P., a California limited partnership (the "Bidder"), Atria Senior Living Group, Inc. ("Atria") and ARV Assisted Living, Inc., a Delaware corporation ("ARV," and together with Atria and the Bidder, the "GP Affiliates"), as amended and supplemented by Amendment No. 1 to the Initial Schedule TO filed by the GP Affiliates with the SEC on March 4, 2004, Amendment No. 2 to the Initial Schedule TO filed by the GP Affiliates with the SEC on March 26, 2004, Amendment No. 3 to the Initial Schedule TO filed by the GP Affiliates with the SEC on May 5, 2004, Amendment No. 4 to the Initial Schedule TO filed by the GP Affiliates with the SEC on May 11, 2004, Amendment No. 5 to the Initial Schedule TO filed by the GP Affiliates with the SEC on May 17, 2004, Amendment No. 6 to the Initial Schedule TO filed by the GP Affiliates with the SEC on June 4, 2004, Amendment No. 7 to the Initial Schedule TO filed by the GP Affiliates with the SEC on June 18, 2004, Amendment No. 8 to the Initial Schedule TO filed by the GP Affiliates with the SEC on July 12, 2004, and Amendment No. 9 to the Initial Schedule TO filed by the GP Affiliates with the SEC on July 26, 2004 (the "Amendments", together with the Initial Schedule TO, the "Schedule TO"). ARV, which is wholly-owned by Atria, is the general partner of the Bidder. This Statement is being filed in connection with the Offer to Purchase and Consent Solicitation Statement filed with the SEC on March 26, 2004 by the GP Affiliates (the "Offer to Purchase"). Because the Offer to Purchase is also serving as a consent solicitation statement by the Bidder, it has also been filed as part of the proxy statement filed with the SEC on March 26, 2004 on Schedule 14A by the GP Affiliates. This Statement relates to the contemplated offer (the "Offer") by the Bidder for all of the outstanding limited partnership units of American Retirement Villas Properties II, a California limited partnership. Because the transactions contemplated by the Offer to Purchase would be a Rule 13e-3 transaction, the Schedule TO was also filed by the GP Affiliates according to that rule.

         According to the Schedule TO filed by Bidder, the address of the principal executive offices of the Bidder is 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

         (d) As of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Filing Persons or their affiliates and (i) the Partnership, its executive officers, directors or affiliates or (ii) Bidder, its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

         (a) Solicitation or Recommendation. The Filing Persons are advising holders of Units ("Unitholders") to reject the Offer and not tender their Units pursuant to the Offer. The Filing Persons are sending to Unitholders a letter recommending that they reject the Offer and not tender their Units pursuant to the Offer. A copy of such letter is attached to this Statement as Exhibit
(a)(1).

         (b) Reason. The Filing Persons are advising holders of Units to reject the Offer and not tender their Units pursuant to the Offer for the following reason:

         Low Offer Price: The Filing Persons believe that the Offer does not reflect the fair value of the Units. Our analysis indicates that the net asset value of the Units is approximately $494 per Unit, which does not include a control premium. Thus, we believe the price being offered in the Offer for the Units is much less than Unitholders would receive either through a liquidation of the Partnership today or in the future if the market continues to improve. We calculated our net asset values by using a variety of valuation methods. We applied various appropriate capitalization rates to the net operating income of the Partnership, and we calculated a value based on comparable sales prices if the properties were sold. Using a combination of these valuation methods, we believe the net asset value of the Partnership, on a per unit basis, is approximately $494. Our analysis is based upon the information available to us and may be inaccurate if the information we have is inaccurate, and is further subject to change based upon changed market conditions.

         (c) Intent to Tender. Neither the Filing Persons nor any of their affiliates intend to tender pursuant to the Offer any of the Units they hold of record or own beneficially.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Solicitations or Recommendations. No persons or classes of persons have been employed, retained or are to be compensated to make solicitations or recommendations in connection with the Offer or the transactions contemplated thereby.

Item 6. Interest in Securities of the Subject Company.

         (b) Securities Transactions. The Filing Persons and their affiliates have made no transactions in the Units in the 60 days preceding the date of this Statement. MP Value Fund 6 owns 208.4 Units, or 0.6% of the outstanding Units.


Item 7. Purposes of the Transaction and Plans or Proposals.

         Not applicable.

Item 8. Additional Information.

         None.

Item 9. Exhibits.

        Exhibit No.                        Description
        -----------     -----------------------------------------------------
        (a)(1)             Letter to Limited Partners dated August 6, 2004.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 6, 2004

                                               MACKENZIE PATTERSON FULLER, INC.


                                                     By: /s/ Glen W. Fuller
                                                     ------------------------
                                                     Glen W. Fuller
                                                     Senior Vice President